Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-6561-6886 Ext. 807 (Beijing) E-mail: john.harmon@ccgir.com www.ccgirasia.com

Pansoft Announces Unaudited Fiscal Third-Quarter 2011

Financial Results

•       Revenues Increase 70.8% Year-over-Year

JINAN, China, May 17, 2011, Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal third quarter ended March 31, 2011.

Highlights for the Fiscal Third Quarter of 2011:

•	Revenues were $3.9 million, an increase of 70.8% compared to $2.3 million for the three months ended March 31, 2011
•	Gross profit was $0.9 million, compared to $1.4 million in the year-ago period
•	Gross margin was 23.0%, compared to 62.3% in the year-ago period
•	Operating loss was $0.3 million, compared to operating income of $0.8 million in the year-ago period
•	Net income attributable to Pansoft shareholders was $0.1 million, compared to net income of $0.7 million in the year-ago period
•	Diluted earnings per share were $0.02, compared to $0.13 in the prior year period

Highlights for the First Nine Months of Fiscal 2011:

•	Revenues were $14.7 million, an increase of 55.6% from $9.4 million for the nine months ended March 31, 2011
•	Gross profit was $5.6 million, an increase of 7.0% compared to $5.2 million in the year-ago period
•	Gross margin was 38.1%, compared to 55.4% in the year-ago period
•	Operating profit was $2.2 million, compared to $3.6 million in the year-ago period
•	Net income attributable to Pansoft common shareholders was $2.4 million, compared to $3.3 million in the year-ago period
•	Diluted earnings per share were $0.43, compared to $0.62 in the year-ago period

Financial Results Highlights for the Three Months Ended March 31, 2011

Revenues for the three months ended March 31, 2011 were $3.9 million, compared to $2.3 million in the same period last year, an increase of 70.8%, of which, approximately one third was contributed by Pansoft-China and two thirds by newly acquired businesses. The increase was due to strong organic growth plus the contribution from newly acquired businesses.

Cost of sales was $3.0 million, an increase of 249.2% from $0.9 million in the three months ended March 31, 2010.  The increase in cost of sales of $2.1 million was attributed 40% to Pansoft China and 60% to newly acquired businesses. Cost of sales increased at a faster pace than revenues, largely due to: 1) higher headcount (approximately 600 employees as of March 31, 2011, versus 200 at the end of calendar 2009) and therefore, higher compensation expense and; 2) start-up losses at Pansoft-Japan, the outsourcing joint venture in Japan; 3) a higher proportion of lower-margin hardware purchases for clients at the HongAo subsidiary.

Gross profit was $0.9 million, compared to $1.4 million in the three months ended March 31, 2010.  Gross margin was 23.0%, compared to 62.3% in the three months ended March 31, 2010.  The drop in gross margin was mainly attributable to higher expenses, as stated above.

Operating expenses were $1.2 million, an increase of 91.5% from $0.6 million in the three months ended March 31, 2010. The increase in operating expense was mainly due to: 1) higher general and administrative expense related to maintaining three additional subsidiary offices and their management teams; and 2) the amortization of intangible assets from the HongAo and ITLamp acquisitions; 3) increase in sales and marketing expense, especially from HongAo and Pansoft-Japan.

Operating loss was $0.3 million, compared to operating income of $0.8 million in the three months ended March 31, 2010.

Net income attributable to Pansoft shareholders was $0.1 million, compared to net income of $0.7 million in the year-ago quarter, and was lower than the prior period mainly because of lower gross margins, start-up losses of approximately $595,000 at Pansoft-Japan, and higher amortization charges related to recent acquisitions.

Diluted earnings per share were $0.02, compared to $0.13 per share in the corresponding period in 2010. Pansoft’s EPS was positive despite recording a slight net loss, due to a portion of the intangible amortization expense being allocated to HongAo’s minority shareholders, which resulted in positive income attributed to Pansoft shareholders.

Financial Results Highlights for the Nine Months Ended March 31, 2011

Revenues for the nine months ended March 31, 2011 were $14.7 million, compared to $9.4 million in the same period last year, an increase of 55.6%. The increase was due to strong organic growth plus the contribution from newly acquired businesses.

Cost of sales was $9.1 million, an increase of 115.9% from $4.2 million in the nine months ended March 31, 2010.  Cost of sales increased at a faster pace than revenues, largely due to higher compensation expense resulting from higher headcount and start-up costs at Pansoft-Japan.

Gross profit was $5.6 million, an increase of 7.0% from $5.2 million in the nine months ended March 31, 2010.  Gross margin was 38.1%, compared to 55.4% in the nine months ended March 31, 2010. The decline in the gross margin was mainly attributable to higher expenses, and lower margins at some subsidiaries.

Operating expenses were $3.3 million, an increase of 103.8% from $1.6 million in the nine months ended March 31, 2010. The increase in operating expense was mainly due to higher general and administrative expense and amortization of intangible assets resulting from acquisitions.

Operating profit was $2.2 million, compared to $3.6 million in the nine months ended March 31, 2010.

Net income attributable to Pansoft shareholders was $2.4 million, compared to $3.3 million in the corresponding period in 2010 and was lower than the prior period mainly because of higher tax expense, start-up losses at Pansoft-Japan and higher amortization charges related to recent acquisitions.

Diluted earnings per share were $0.43, compared to $0.62 in the corresponding period in 2010.

Update on Pansoft’s Subsidiaries

The Company is organized as follows. Pansoft-BVI has two subsidiaries: Pansoft-China (which includes the HongAo and ITLamp acquisitions) and Pansoft-Japan.

•
Pansoft-China represents the core business of the Company and contributed 72.1% of total revenue in the three months ended March 31, 2011.  For three months ended March 31, 2011, Pansoft-China‘s revenues increased 23.2% to $2.8 million from $2.3 million in the same period of 2010, due to strong growth in Pansoft’s core business.  Cost of revenues increased 99.2% to $1.7 million, due to increases in headcount and associated costs as well as lower-margin hardware purchases for clients.  Gross profit was $1.1 million, compared to $1.4 million in the year-ago period. Operating expenses remained relatively flat at $0.7 million.  Net Income was $0.5 million, compared to $0.7 million in the same period of 2010.  HongAo, of which Pansoft acquired a 55.01% stake in October 2010, serves the thermal power industry as a technical service provider in Shandong province, and contributed 10.0% of total revenue in the three months ended March 31, 2011.  Net revenues were $0.4 million and net loss was $0.2 million due to slower pace of its revenue recognition for the undergoing projects in this quarter   ITLamp, which was acquired in June 2010, operates as an oilfield software development and service provider, mainly serving the Tarim Oilfield in Xinjiang province. For the three-month period ended March 31, 2011, ITLamp contributed 8.6% of total revenues. Net revenues were $0.3 million and net income was $0.1 million.

•
Pansoft-Japan was established in August 2010 to provide outsourcing functions for Japanese clients, initially in the field of cell-phone software testing. The new testing operation was set up in Jinan, China with a front office in Osaka, Japan.  Osaka is more than 600 km from the nuclear power plant damaged by the recent earthquake and was unaffected by this disaster. Team members, including trainees dispatched from China, are safe and are conducting business as usual.  Although there was no direct impact from the disasters on Pansoft-Japan’s business, business activity was indirectly disrupted during the quarter.  During the three-month period ended March 31, 2011, Pansoft-Japan incurred start-up losses in line with budget expectations. This business contributed 9.3% of total revenues.  Net revenues were $0.4 million and the net loss was $0.6 million.  The venture is now expected to break even in the first fiscal quarter of 2012.

	Pansoft Subsidiary Income from Operations
(USD)	For Three Months Ended March 31, 2011
	Pansoft-CN	ITLamp	HongAo	Pansoft-JP	Total
Revenues	2,841,546	337,008	392,555	367,812	3,938,921
Cost of revenues	1,730,528	183,607	394,701	724,638	3,033,474
Gross profit	1,111,018	153,401	(2,146)	(356,826)	905,447
Total operating expenses	663,939	53,874	281,146	221,850	1,220,809
Income from operations	447,079	99,527	(283,292)	(578,676)	(315,362)

	Pansoft Subsidiary Income from Operations
USD	For Nine Months Ended March 31, 2011
	Pansoft-CN	ITLamp	HongAo	Pansoft-JP	Total
Revenues	10,562,610	1,340,070	2,119,656	640,653	14,662,989
Cost of revenues	5,719,243	908,373	1,238,278	1,213,682	9,079,576
Gross profit	4,843,367	431,697	881,378	(573,029)	5,583,413
Total operating expenses	1,958,034	221,929	564,648	601,198	3,345,808
Income from operations	2,885,333	209,768	316,730	(1,174,227)	2,237,605

Financial Condition

As of March 31, 2011, Pansoft had $6.2 million in cash and equivalents, compared to $2.7 million as of June 30, 2010, increased mainly by strong cash flow from operations, as well as the maturation of certain short-term investments. Cash and cash equivalents exclude $5.5 million in short-term investments, versus $7.4 million as of June 30, 2010.  Total current assets were $23.7 million, as of March 31, 2011, versus $18.8 million as of June 30, 2010, owing to higher cash and equivalents and higher receivables, offset by $2.5 million in lower unbilled revenues and lower short term investments.  Current liabilities were $5.4 million as of March 31, 2011, up from $3.8 million, owing to a $1.5 million acquisition payable for the fair value of the shares expected to be issued as part of the ITLamp acquisition and a $0.7 million unearned government research revenue, in addition to $0.6 million in higher deferred revenues.  Total stockholders’ equity was $24.8 million as of March 31, 2011 versus $19.6 million as of June 30, 2010.

Stock Repurchase Program

On October 29, 2010, Pansoft announced that its Board of Directors had authorized the company to repurchase up to $1 million worth of the Company’s common shares.  The Board extended the stock repurchase program on March 1, 2011.  As of March 31, 2011, the Company had repurchased a total of 101,600 shares at average price of $4.28 per share.

Business Outlook

In future quarters and in the next fiscal year, Pansoft expects to continue to experience sustainable organic growth from its existing customer base, mainly PetroChina and Sinopec, which accounted for 73% of revenues during fiscal 2010.  In the intermediate term, Pansoft will expand its focus to include the more than 450 oil and gas subsidiaries of these companies, which are large-scale businesses that operate oilfields, refineries, oil and gas pipelines and retail gas stations. These subsidiaries represent a large market opportunity for Pansoft to expand its client base, leveraging its branding and experience in developing software systems which are already operating at most of these subsidiaries. The Company is also entering into the coal mining industry to expand its client base.  Pansoft is also evaluating targeted developers or service providers with rich experience operating in the oil/gas and coal mining industries to help achieve the objectives.

With its rich industrial experience, and technical platforms and software packages accumulated in the past, Pansoft is developing a broader portfolio of solutions and, initially, expanding its solutions into the production arena.  These solutions will be offered to existing and new customers, especially in focused industries.

For the fiscal year ending June 30, 2011, Pansoft reaffirms its guidance of achieving 60% revenue growth, which excludes the impact from any future mergers or acquisitions.  However, Pansoft expects its net income growth in the fiscal 2011 to turn negative due to a delay in Pansoft-Japan reaching breakeven and due to the amortization of intangible assets due to the HongAo acquisition.  Pansoft now expects net income to decline by 25% to 28% in fiscal 2011.  Excluding the contribution from Pansoft-Japan and amortization of intangibles, Pansoft expects to record 48% growth in net income, primarily achieved organically but also benefiting from acquisitions.  “We now expect Pansoft-Japan to break even in the fiscal first quarter of 2012 and begin generating a profit starting in the fiscal second quarter of 2012,” said Hugh Wang, Pansoft’s Chairman of the Board.

“The startup delays at Pansoft-Japan offset an otherwise successful year so far, and our strategy remains on track.  Beyond the integration of acquisitions, Pansoft’s near-term strategy centers on expanding our addressable market by targeting the many subsidiaries of the Chinese oil and gas companies as well as adjacent spaces such as coal mining.  Our goal remains to become the provider of choice for a variety of software solutions and services to a broad range of industries and clients, both domestic and international, in different technologies and markets.  With a richer, more diversified business mix in the future, we look forward to further revenue growth in fiscal 2012 combined with higher profitability, as our new ventures make a greater contribution to Pansoft’s profits,” continued Mr. Wang.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on Tuesday, May 16, 2011 (8:00 p.m. Beijing Time) to discuss its fiscal third-quarter 2011 financial results and answer investors’ questions.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (866) 759-2078. International callers should dial +1 (706) 643-0585. The conference ID for the call is 65650904.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Tuesday, March 22, 2010 at 9:00 a.m. ET. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291 and enter the conference ID 65650904.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management.  For more information visit http://www.pansoft.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

– Financial Tables Follow –

Pansoft Company Limited
Consolidated Statements of Operations and Comprehensive Income
For the three-month and nine-month periods ended March 31, 2011 and 2010
(in U.S. Dollars)

	For the three months ended March 31,		For the nine months ended March 31,
	2011	2010	2011	2010

Sales	$3,938,921	$2,306,442	$14,662,989	$9,422,088
Cost of sales	3,033,474	868,730	9,079,576	4,205,303
Gross profit	905,447	1,437,712	5,583,413	5,216,785

Expenses
General and administrative expense	549,757	392,419	1,564,569	628,818
Amortization expense	281,870	—	641,684	—
Selling expense	273,518	35,175	681,376	290,092
Professional fees	60,430	108,173	248,957	325,610
Stock based compensation	55,234	98,963	209,588	401,217
(Gain) on disposition of property and equipment	—	2,668	(366)	(3,632)
Total Operating Expenses	1,220,809	637,398	3,345,808	1,642,105
Income from operations	(315,362)	800,314	2,237,605	3,574,105

Other income (expenses), net	37,615	-	33,903	17,035
Government grant	104,609	18,894	303,364	18,941
Finance costs	(21,897)	6,323	(44,607)	4,393
Interest income	77,687	67,805	219,028	154,367
Income before provision from income taxes	(117,348)	893,336	2,752,292	3,769,416

Provision for current income taxes	27,092	142,999	630,380	218,155
Provision for deferred income taxes	52,915	31,093	(180)	203,816
Net income	(197,355)	719,244	2,122,092	3,347,445

Less: Net Income attributable to non-controlling interests	(306,947)	—	(254,367)	—
Net Income attributable to Pansoft common shareholders	109,592	719,244	2,376,459	3,347,445
Other comprehensive (loss) income	216,523	3,014	605,731	12,763
Comprehensive income	326,115	722,258	2,982,190	3,360,208

Basic net income per share	0.02	0.13	0.45	0.62
Diluted net income per share	0.02	0.13	0.44	0.62
Basic weighted average number of shares outstanding	5,336,632	5,438,232	5,336,632	5,438,323
Diluted weighted average number of shares outstanding	5,365,487	5,438,232	5,365,487	5,438,323

Pansoft Company Limited
Consolidated Balance Sheets
(in U.S. Dollars)

	March 31,	June 30,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$6,200,176	$2,705,957
Account receivables, net	5,517,089	1,391,960
Unbilled revenues, net	4,382,082	6,887,471
Prepayment, deposits and other receivables	1,410,349	386,420
Deferred and prepaid expenses	190,176
Inventory	439,771	61,984
Short term investments	5,528,949	7,399,608

Total current assets	23,668,592	18,833,400

Non-current assets
Property and equipment, net	1,985,840	760,258
Deposit for acquisitions	29,569	1,340,029
Deferred software development cost	681,210	-
Intangible assets	2,535,842	1,729,553
Goodwill on acquisition	1,256,007	719,617

Total assets	$30,157,061	$23,382,857

Liabilities
Current liabilities
Accounts payable	$827,996	$224,011
Accrual and other current liabilities	863,754	2,542,929
Acquisition payable	1,478,322
Short-term borrowing	229,547
Deferred revenue	805,503	244,110
Income tax payable	27,279	325,079
Deferred income taxes	483,750	486,925
Unearned government research revenue	674,448	—

Total current liabilities	5,390,599	3,823,054

Shareholders' equity
Common stock (30,000,000 common shares authorized; par value of $0.0059 per share; 5,438,232 shares issued and outstanding as of June 30, 2009)
Share capital	32,080	32,080
Treasury stock, at cost	(434,768)
Additional paid-in capital	9,220,748	9,011,160
Retained earnings	10,530,343	8,895,307
Statutory reserves	1,459,577	897,040
Non-controlling interests	2,628,536	—
Accumulated other comprehensive income	1,329,945	724,216
Total stockholders' equity	24,766,461	19,559,803

Total liabilities and stockholders’ equity	$30,157,061	$23,382,857

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